Exhibit 99.1

Jeffs’ Brands Targets up to $75 Million in Launch of AI-Driven Crypto Treasury Strategic Program for Optimized Yield from Five Leading Crypto Coins

The treasury will be managed by Quantum Crypto, an affiliate of Tectona Ltd, one of Israel’s largest public crypto companies which also holds a 41% stake in Horizon, a leading Israeli institutional crypto trading platform

Tel Aviv, Israel, Aug. 04, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced its plan to implement a cutting-edge, artificial intelligence (“AI”)-driven crypto treasury management strategic plan (the “Treasury Program”). The Treasury Program will focus on optimizing yields from five leading cryptocurrencies, including Bitcoin and stable coins, leveraging advanced AI technology to enhance returns.

Subject to the successful setup of its crypto wallets, the Company intends to allocate up to $75 million of the net proceeds from its recently committed million private placement of convertible promissory notes with an institutional investor, for the Treasury Program, assuming the closing of all remaining tranches of convertible promissory notes under the private placement. To date the Company has received $4.5 million in gross and may receive up to an additional $85.5 million in gross proceeds.

The Treasury Program will be managed by Quantum Crypto Assets Treasury Management Ltd. (“Quantum Crypto”), an affiliate of Tectona Ltd., one of Israel’s largest public crypto companies, which also holds a 41% stake in Horizon Digital Assets Ltd. (“Horizon”), a leading Israeli crypto trading platform.

Pursuant to an agreement entered into on August 4, 2025, between the Company and Quantum Crypto (the “Agreement”), Quantum Crypto will provide crypto treasury management services to the Company, including the required infrastructure to the proposed activity and facilitating speculative trading and staking services. All activities under the Agreement will be subject to Jeffs’ Brands’ review and approval and Jeffs’ Brands will retain full ownership of its digital assets and private keys. Quantum Crypto is also responsible for ensuring that all operations under the Agreement comply with applicable regulatory requirements, including Know Your Customer (KYC) and Anti-Money Laundering/Counter-Terrorism Financing (AML/CTF) obligations.

As consideration for its services under the Agreement, Quantum Crypto will receive a one-time setup fee of $25,000, a monthly fee equal to 0.125% of the monthly average daily balance of the Company’s crypto assets managed by Quantum Crypto, and a performance-based fee of 20% of the gross revenues of the Company from staking. In addition, the Company will issue Quantum Crypto a warrant to purchase up to 27,619 ordinary shares of the Company, at an exercise price of $0.01 per ordinary share (representing approximately 4.99% of Jeffs’ Brands’ currently outstanding ordinary shares) to Quantum Crypto. The compensation structure is designed to align long-term incentives between the parties and to support the successful performance of the Treasury Program and is subject to applicable laws.

About Jeffs’ Brands

Jeffs’ Brands aims to transform the world of e-commerce by creating and acquiring products and turning them into market leaders, tapping into vast, unrealized growth potential. Through the Company’s management team’s insight into the FBA Amazon business model, it aims to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when it discusses its intention to allocate up to $75 million (assuming the closing of all remaining tranches under the private placement) to the Treasury Program and subject to the successful setup of its crypto wallets, the implementation and execution of such program by Quantum Crypto, the potential yield and return optimization of the crypto assets, and the expected benefits of using AI-driven strategies. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com